CONSENT OF STEVEN RISTORCELLI

The undersigned hereby consents to the inclusion of information related to the mineral properties of Americas Silver Corporation (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the Annual Information Form of the Company for the year ended December 31, 2015.

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Steven Ristorcelli
Steven Ristorcelli
Date: January 11, 2017